Exhibit 99.1

CORPORATE RELEASE	25 February 2020

Manchester United PLC Reports Second Quarter Fiscal 2020 Results;

Reiterates Fiscal Year 2020 Guidance

•                                          2Q Fiscal 2020 Revenues of £168.4 million

•                                          2Q Fiscal 2020 Adjusted EBITDA of £72.1 million

•                                          2Q Fiscal 2020 Operating Profit of £36.5 million

Highlights

•                      Announced recent first team addition of Bruno Fernandes

•                      Announced new global partnership with Mondelez International — the multinational group behind many renowned brands including Cadbury, Oreo and belVita

•                      Commenced strategic partnership with Alibaba including future cross-platform collaboration

•                      The Premier League announced a ground-breaking new 6-year pan-Nordic broadcasting deal with NENT Group effective in 2022 through 2028

•                      Reiterates Fiscal Year 2020 guidance of Revenues of £560 to £580 million and Total Adjusted EBITDA of £155 to £165 million

MANCHESTER, England. — 25 February 2020 — Manchester United (NYSE: MANU; the “Company” and the “Group”) — one of the most popular and successful sports teams in the world - today announced financial results for the 2020 fiscal second quarter ended 31 December 2019.

Management Commentary

Ed Woodward, Executive Vice Chairman, commented, “We are pushing for a strong finish in the Premier League, the Europa League and the FA Cup as we enter the final third of the season. We have continued to make progress on our squad rebuild, with many changes in terms of players that we have brought in and players that have come through our Academy; the foundation for delivering the long-term success that we are all working towards is in place as we implement our plan and our footballing vision with Ole.”

Outlook

For fiscal 2020, the Company continues to expect total revenues to be in a range of £560 to £580 million and total adjusted EBITDA to be in a range of £155 to £165 million.

Phasing of Premier League games	Quarter 1	Quarter 2	Quarter 3	Quarter 4	Total
2019/20 season*	7	13	11	7	38
2018/19 season	7	13	11	7	38

*Subject to changes in broadcasting scheduling

Key Financials (unaudited)

	Three months ended 31 December			Six months ended 31 December
£ million (except earnings per share)	2019	2018	Change	2019	2018	Change
Commercial revenue	70.6	65.9	7.1%	151.0	141.8	6.5%
Broadcasting revenue	64.7	103.7	(37.6)%	97.6	146.5	(33.4)%
Matchday revenue	33.1	39.0	(15.1)%	55.2	55.3	(0.2)%
Total revenue	168.4	208.6	(19.3)%	303.8	343.6	(11.6)%
Adjusted EBITDA(1)	72.1	104.3	(30.9)%	106.9	133.7	(20.0)%
Operating profit	36.5	44.0	(17.0)%	47.5	57.9	(18.0)%

Profit for the period (i.e. net income)(2)	35.0	26.8	30.6%	36.1	33.4	8.1%
Basic earnings per share (pence)	21.27	16.27	30.7%	21.96	20.31	8.1%
Adjusted profit for the period (i.e. adjusted net income)(1)	25.8	46.3	(44.3)%	29.7	53.3	(44.3)%
Adjusted basic earnings per share (pence)(1)	15.67	28.13	(44.3)%	18.02	32.40	(44.4)%

Net debt(1)/(2)	391.3	317.7	23.2%	391.3	317.7	23.2%

(1) Adjusted EBITDA, adjusted profit for the period, adjusted basic earnings per share and net debt are non-IFRS measures. See “Non-IFRS Measures: Definitions and Use” on page 6 and the accompanying Supplemental Notes for the definitions and reconciliations for these non-IFRS measures and the reasons we believe these measures provide useful information to investors regarding the Group’s financial condition and results of operations.

(2) The gross USD debt principal remains unchanged.

Revenue Analysis

Commercial

Commercial revenue for the quarter was £70.6 million, an increase of £4.7 million, or 7.1%, over the prior year quarter.

•                  Sponsorship revenue was £45.1 million, an increase of £4.8 million, or 11.9%, over the prior year quarter, primarily due to increased sponsorship deals.

•                  Retail, Merchandising, Apparel & Product Licensing revenue was £25.5 million, a decrease of £0.1 million, or 0.4%, over the prior year quarter.

Broadcasting

Broadcasting revenue for the quarter was £64.7 million, a decrease of £39.0 million, or 37.6%, over the prior year quarter, primarily due to non-participation in the UEFA Champions League. Guaranteed UEFA broadcasting revenues are typically recognised evenly over the course of the competition’s group stages. Given 5 of the 6 group stage matches were played in the quarter, the majority of the full year revenue impact has occurred in Q2.

Matchday

Matchday revenue for the quarter was £33.1 million, a decrease of £5.9 million, or 15.1%, over the prior year quarter, primarily due to playing two fewer home games across the Premier League and UEFA competitions; partially offset by playing an additional domestic cup home game.

Other Financial Information

Operating expenses

Total operating expenses for the quarter were £131.2 million, a decrease of £29.1 million, or 18.2%, over the prior year quarter.

Employee benefit expenses

Employee benefit expenses for the quarter were £70.9 million, a decrease of £7.0 million, or 9.0%, over the prior year quarter, primarily due to reductions in player salaries as a result of non-participation in the UEFA Champions League.

Other operating expenses

Other operating expenses for the quarter were £25.4 million, a decrease of £1.0 million, or 3.8%, over the prior year quarter.

Depreciation and amortization

Depreciation for the quarter was £3.7 million, an increase of £0.7 million, or 23.3%, over the prior year quarter. Amortization for the quarter was £31.2 million, a decrease of £2.2 million, or 6.6%, over the prior year quarter. The unamortized balance of registrations at 31 December 2019 was £329.2 million.

Exceptional items

Exceptional items for the quarter were £nil. Exceptional items for the prior year quarter £19.6 million, relating to compensation to the former manager and certain members of the coaching staff for loss of office.

Loss on disposal of intangible assets

Loss on disposal of intangible assets for the quarter was £0.7 million, compared to £4.3 million for the prior year quarter.

Net finance income/(costs)

Net finance income for the quarter was £15.3 million, compared to net finance costs of £6.3 million in the prior year quarter, primarily due to unrealized foreign exchange gains on unhedged USD borrowings compared to losses in the prior year quarter.

Income tax

The income tax expense for the quarter was £16.8 million, compared to £10.9 million in the prior year quarter.

Cash flows

Overall cash and cash equivalents (including the effects of exchange rate movements) decreased by £39.4 million in the quarter, compared to a decrease of £57.1 million in the prior year quarter.

Net cash outflow from operating activities for the quarter was £15.2 million, a decrease of £27.2 million over the prior year quarter. This is primarily due to lower working capital movements as a result of non-participation in the UEFA Champions League.

Net capital expenditure on property, plant and equipment for the quarter was £9.9 million, an increase of £7.5 million over the prior year quarter.

Net capital expenditure on intangible assets for the quarter was £7.1 million, a decrease of £9.1 million over the prior year quarter.

Net debt

Net Debt as of 31 December 2019 was £391.3 million, an increase of £73.6 million over the year, primarily due to an overall decrease in cash and cash equivalents. The gross USD debt principal remains unchanged.

Dividend

A semi-annual cash dividend of $0.09 per share was paid on 6 January 2020. A further semi-annual cash dividend of $0.09 per share will be paid on 3 June 2020, to shareholders of record on 24 April 2020. The stock will begin to trade ex-dividend on 23 April 2020.

Conference Call Details

The Company’s conference call to review fiscal 2020 second quarter results will be broadcast live over the internet today, 25 February 2020 at 8:00 a.m. Eastern Time and will be available on Manchester United’s investor relations website at http://ir.manutd.com. Thereafter, a replay of the webcast will be available for thirty days.

About Manchester United

Manchester United is one of the most popular and successful sports teams in the world, playing one of the most popular spectator sports on Earth. Through our 142-year football heritage we have won 66 trophies, enabling us to develop what we believe is one of the world’s leading sports and entertainment brands with a global community of 1.1 billion fans and followers. Our large, passionate and highly engaged fan base provides Manchester United with a worldwide platform to generate significant revenue from multiple sources, including sponsorship, merchandising, product licensing, broadcasting and matchday initiatives which in turn, directly fund our ability to continuously reinvest in the club.

Cautionary Statements

This press release contains forward-looking statements. You should not place undue reliance on such statements because they are subject to numerous risks and uncertainties relating to the Company’s operations and business environment, all of which are difficult to predict and many are beyond the Company’s control. Forward-looking statements include information concerning the Company’s possible or assumed future results of operations, including descriptions of its business strategy. These statements often include words such as “may,” “might,” “will,” “could,” “would,” “should,” “expect,” “plan,” “anticipate,” “intend,” “seek,” “believe,” “estimate,” “predict,” “potential,” “continue,” “contemplate,” “possible” or similar expressions. The forward-looking statements contained in this press release are based on our current expectations and estimates of future events and trends, which affect or may affect our businesses and operations. You should understand that these statements are not guarantees of performance or results. They involve known and unknown risks, uncertainties and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual financial results or results of operations and could cause actual results to differ materially from those in these forward-looking statements. These factors are more fully discussed in the “Risk Factors” section and elsewhere in the Company’s Registration Statement on Form F-1, as amended (File No. 333-182535) and the Company’s Annual Report on Form 20-F (File No. 001-35627).

Non-IFRS Measures: Definitions and Use

1.                  Adjusted EBITDA

Adjusted EBITDA is defined as profit for the period before depreciation, amortization, profit/loss on disposal of intangible assets, exceptional items, net finance costs/income, and tax.

Adjusted EBITDA is useful as a measure of comparative operating performance from period to period and among companies as it is reflective of changes in pricing decisions, cost controls and other factors that affect operating performance, and it removes the effect of our asset base (primarily depreciation and amortization), material volatile items (primarily profit on disposal of intangible assets and exceptional items), capital structure (primarily finance costs), and items outside the control of our management (primarily taxes).  Adjusted EBITDA has limitations as an analytical tool, and you should not consider it in isolation, or as a substitute for an analysis of our results as reported under IFRS as issued by the IASB. A reconciliation of profit for the period to adjusted EBITDA is presented in supplemental note 2.

2.                  Adjusted profit for the period (i.e. adjusted net income)

Adjusted profit for the period is calculated, where appropriate, by adjusting for charges/credits related to exceptional items, foreign exchange gains/losses on unhedged US dollar denominated borrowings, and fair value movements on embedded foreign exchange derivatives, adding/subtracting the actual tax expense/credit for the period, and subtracting/adding the adjusted tax expense/credit for the period (based on an normalized tax rate of 21%; 2018: 21%). The normalized tax rate of 21% is the current US federal corporate income tax rate.

In assessing the comparative performance of the business, in order to get a clearer view of the underlying financial performance of the business, it is useful to strip out the distorting effects of the items referred to above and then to apply a ‘normalized’ tax rate (for both the current and prior periods) of the weighted average US federal corporate income tax rate of 21% (2018: 21%) applicable during the financial year. A reconciliation of profit for the period to adjusted profit for the period is presented in supplemental note 3.

3.    Adjusted basic and diluted earnings per share

Adjusted basic and diluted earnings per share are calculated by dividing the adjusted profit for the period by the weighted average number of ordinary shares in issue during the period. Adjusted diluted earnings per share is calculated by adjusting the weighted average number of ordinary shares in issue during the period to assume conversion of all dilutive potential ordinary shares. There is one category of dilutive potential ordinary shares: share awards pursuant to the 2012 Equity Incentive Plan (the “Equity Plan”). Share awards pursuant to the Equity Plan are assumed to have been converted into ordinary shares at the beginning of the financial year. Adjusted basic and diluted earnings per share are presented in supplemental note 3.

4.    Net debt

Net debt is calculated as non-current and current borrowings minus cash and cash equivalents.

Key Performance Indicators

	Three months ended 31 December		Six months ended 31 December

	2019	2018	2019	2018
Commercial % of total revenue	41.9%	31.6%	49.7%	41.3%
Broadcasting % of total revenue	38.4%	49.7%	32.1%	42.6%
Matchday % of total revenue	19.7%	18.7%	18.2%	16.1%
Home Matches Played
PL	6	7	10	10
UEFA competitions	2	3	3	3
Domestic Cups	1	—	2	1
Away Matches Played
PL	7	6	10	10
UEFA competitions	3	2	3	3
Domestic Cups	1	—	1	—

Other
Employees at period end	979	937	979	937
Employee benefit expenses % of revenue	42.1%	37.3%	46.5%	45.1%

Contacts

Investor Relations:	Media Relations:
Corinna Freedman	Charlie Brooks
Head of Investor Relations	Director of Communications
+44 161 868 8431	+44 161 868 8148
Corinna.Freedman@manutd.co.uk	charlie.brooks@manutd.co.uk

Sard Verbinnen & Co
Jim Barron / Devin Broda
+ 1 212 687 8080
JBarron@SARDVERB.com
dbroda@SARDVERB.com

CONSOLIDATED STATEMENT OF PROFIT OR LOSS

(unaudited; in £ thousands, except per share and shares outstanding data)

	Three months ended 31 December		Six months ended 31 December
	2019	2018	2019	2018
Revenue from contracts with customers	168,455	208,612	303,826	343,638
Operating expenses	(131,253)	(160,269)	(267,674)	(303,849)
(Loss)/profit on disposal of intangible assets	(715)	(4,349)	11,302	18,079
Operating profit	36,487	43,994	47,454	57,868
Finance costs	(5,386)	(7,131)	(11,912)	(12,946)
Finance income	20,644	785	18,732	1,474
Net finance income/(costs)	15,258	(6,346)	6,820	(11,472)
Profit before income tax	51,745	37,648	54,274	46,396
Income tax expense	(16,738)	(10,878)	(18,139)	(12,980)
Profit for the period	35,007	26,770	36,135	33,416

Basic earnings per share:
Basic earnings per share (pence)	21.27	16.27	21.96	20.31
Weighted average number of ordinary shares used as the denominator in calculating basic earnings per share (thousands)	164,573	164,526	164,573	164,526
Diluted earnings per share:
Diluted earnings per share (pence)	21.25	16.26	21.94	20.29
Weighted average number of ordinary shares and potential ordinary shares used as the denominator in calculating diluted earnings per share (thousands)	164,746	164,663	164,737	164,663

CONSOLIDATED BALANCE SHEET

(unaudited; in £ thousands)

	As of
	31 December 2019	30 June 2019	31 December 2018
ASSETS
Non-current assets
Property, plant and equipment	253,523	246,032	246,910
Right-of-use assets(1)	5,168	—	—
Investment properties	24,792	24,979	13,772
Intangible assets	758,476	768,857	739,472
Deferred tax asset	53,862	58,415	57,636
Trade receivables	40,586	9,889	10,387
Income tax receivable	—	—	547
Derivative financial instruments	—	30	2,559
	1,136,407	1,108,202	1,071,283
Current assets
Inventories	2,535	2,130	2,610
Prepayments	13,211	13,030	10,320
Contract assets — accrued revenue	78,098	39,532	79,496
Trade receivables	26,313	23,851	32,819
Other receivables	614	1,188	1,597
Income tax receivable	618	643	598
Derivative financial instruments	—	312	625
Cash and cash equivalents	100,856	307,637	190,395
	222,245	388,323	318,460
Total assets	1,358,652	1,496,525	1,389,743

(1) Relates to adoption of IFRS 16, “Leases” with effect from 1 July 2019. See supplemental note 5 for further details.

CONSOLIDATED BALANCE SHEET (continued)

(unaudited; in £ thousands)

	As of
	31 December 2019	30 June 2019	31 December 2018
EQUITY AND LIABILITIES
Equity
Share capital	53	53	53
Share premium	68,822	68,822	68,822
Merger reserve	249,030	249,030	249,030
Hedging reserve	(26,247)	(35,544)	(35,693)
Retained earnings	169,341	132,841	170,544
	460,999	415,202	452,756
Non-current liabilities
Deferred tax liabilities	37,766	31,865	33,302
Contract liabilities - deferred revenue	23,605	33,354	32,952
Trade and other payables	31,241	79,183	46,644
Borrowings	486,852	505,779	502,576
Lease liabilities(1)	3,626	—	—
Derivative financial instruments	2,323	2,298	—
	585,413	652,479	615,474
Current liabilities
Contract liabilities - deferred revenue	143,577	190,146	129,662
Trade and other payables	152,093	230,386	180,588
Income tax liabilities	9,429	2,859	5,771
Borrowings	5,288	5,453	5,492
Lease liabilities(1)	1,622	—	—
Derivative financial instruments	231	—	—
	312,240	428,844	321,513
Total equity and liabilities	1,358,652	1,496,525	1,389,743

(1) Relates to adoption of IFRS 16, “Leases” with effect from 1 July 2019. See supplemental note 5 for further details.

CONSOLIDATED STATEMENT OF CASH FLOWS

(unaudited; in £ thousands)

	Three months ended 31 December		Six months ended 31 December
	2019	2018	2019	2018
Cash flows from operating activities
Cash (used in)/generated from operations (see supplemental note 4)	(13,833)	(41,019)	(18,439)	82,337
Interest paid	(1,585)	(1,734)	(9,951)	(9,507)
Debt finance costs paid	—	—	(555)	—
Interest received	406	722	1,050	1,355
Tax paid	(208)	(376)	(1,697)	(1,810)
Net cash (outflow)/inflow from operating activities	(15,220)	(42,407)	(29,592)	72,375
Cash flows from investing activities
Payments for property, plant and equipment	(9,879)	(2,414)	(13,030)	(7,318)
Payments for intangible assets	(11,598)	(16,418)	(187,311)	(145,056)
Proceeds from sale of intangible assets	4,530	255	22,009	25,183
Net cash outflow from investing activities	(16,947)	(18,577)	(178,332)	(127,191)
Cash flows from financing activities
Repayment of borrowings	—	—	—	(3,750)
Principal elements of lease payments(1)	(382)	—	(761)	—
Net cash outflow from financing activities	(382)	—	(761)	(3,750)
Net decrease in cash and cash equivalents	(32,549)	(60,984)	(208,685)	(58,566)
Cash and cash equivalents at beginning of period	140,307	247,505	307,637	242,022
Effects of exchange rate changes on cash and cash equivalents	(6,902)	3,874	1,904	6,939
Cash and cash equivalents at end of period	100,856	190,395	100,856	190,395

(1) Relates to adoption of IFRS 16, “Leases” with effect from 1 July 2019. See supplemental note 5 for further details.

SUPPLEMENTAL NOTES

1                                         General information

Manchester United plc (the “Company”) and its subsidiaries (together the “Group”) is a men’s and women’s professional football club together with related and ancillary activities. The Company incorporated under the Companies Law (as amended) of the Cayman Islands.

2                               Reconciliation of profit for the period to adjusted EBITDA

	Three months ended 31 December		Six months ended 31 December
	2019 £’000	2018 £’000	2019 £’000	2018 £’000
Profit for the period	35,007	26,770	36,135	33,416
Adjustments:
Income tax expense	16,738	10,878	18,139	12,980
Net finance (income)/costs	(15,258)	6,346	(6,820)	11,472
Loss/(profit) on disposal of intangible assets	715	4,349	(11,302)	(18,079)
Exceptional items	—	19,599	—	19,599
Amortization	31,257	33,440	63,444	68,571
Depreciation	3,626	2,970	7,268	5,779
Adjusted EBITDA	72,085	104,352	106,864	133,738

3                               Reconciliation of profit for the period to adjusted profit for the period and adjusted basic and diluted earnings per share

	Three months ended 31 December		Six months ended 31 December
	2019 £’000	2018 £’000	2019 £’000	2018 £’000
Profit for the period	35,007	26,770	36,135	33,416
Exceptional items	—	19,599	—	19,599
Foreign exchange (gains)/losses on unhedged US dollar denominated borrowings	(19,522)	1,316	(17,074)	1,535
Fair value movement on embedded foreign exchange derivatives	425	25	346	(56)
Income tax expense	16,738	10,878	18,139	12,980
Adjusted profit before income tax	32,648	58,588	37,546	67,474
Adjusted income tax expense (using a normalized tax rate of 21% (2018: 21%))	(6,856)	(12,303)	(7,885)	(14,170)
Adjusted profit for the period (i.e. adjusted net income)	25,792	46,285	29,661	53,304

Adjusted basic earnings per share:
Adjusted basic earnings per share (pence)	15.67	28.13	18.02	32.40
Weighted average number of ordinary shares used as the denominator in calculating adjusted basic earnings per share (thousands)	164,573	164,526	164,573	164,526
Adjusted diluted earnings per share:
Adjusted diluted earnings per share (pence)	15.66	28.11	18.01	32.37
Weighted average number of ordinary shares and potential ordinary shares used as the denominator in calculating adjusted diluted earnings per share (thousands)	164,746	164,663	164,737	164,663

4                               Cash (used in)/generated from operations

	Three months ended 31 December		Six months ended 31 December
	2019 £’000	2018 £’000	2019 £’000	2018 £’000
Profit for the period	35,007	26,770	36,135	33,416
Income tax expense	16,738	10,878	18,139	12,980
Profit before income tax	51,745	37,648	54,274	46,396
Adjustments for:
Depreciation	3,626	2,970	7,268	5,779
Amortization	31,257	33,440	63,444	68,571
Loss/(profit) on disposal of intangible assets	715	4,349	(11,302)	(18,079)
Net finance (income)/costs	(15,258)	6,346	(6,820)	11,472
Non-cash employee benefit expense — equity-settled share-based payments	227	161	365	371
Foreign exchange losses/(gains) on operating activities	87	(95)	(286)	182
Reclassified from hedging reserve	2,957	1,536	5,811	2,844
Changes in working capital:
Inventories	129	56	(405)	(1,194)
Prepayments	2,171	2,336	(181)	542
Contract assets — accrued revenue	(38,165)	(33,643)	(38,566)	(41,478)
Trade receivables	6,160	2,442	8,504	81,719
Other receivables	14,655	(1,438)	574	(1,490)
Contract liabilities — deferred revenue	(66,449)	(97,181)	(56,318)	(54,983)
Trade and other payables	(7,690)	54	(44,801)	(18,315)
Cash (used in)/generated from operations	(13,833)	(41,019)	(18,439)	82,337

5                                         Adoption of IFRS 16

The Group adopted IFRS 16, “Leases” with effect from 1 July 2019. The Group has elected to apply the ‘simplified approach’ on initial adoption of IFRS 16, consequently comparative information has not been restated.

The new treatment of leases has resulted in an increase in non-current assets and financial liabilities as well as increasing underlying EBITDA, offset by an increase in depreciation and an increase in finance charges.

The Group expects that adjusted EBITDA for the year ended 30 June 2020 will increase by approximately £1.7 million. Profit before tax is expected to decrease by approximately £0.1 million.

Lease payments were previously presented as operating cash flows. Lease payments are now split into payments for the principal portion of the lease liability which are presented as financing cash flows, and payments for the interest portion of the lease liability which are presented as operating cash flows. There is no impact on overall cash flow.

Note 3 and note 15 to the interim consolidated financial statements for the three and six months ended 31 December 2019 provide further detail on the adoption of IFRS 16 and the impact on the consolidated income statement, consolidated balance sheet, and consolidated statement of cash flows.